Themes ETF Trust

34 East Putnam Avenue, Suite 112

Greenwich, CT 06830

January 29, 2024

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE:	Themes ETF Trust (the “Trust”) Request to Withdraw Post Effective Amendment No. 1 to Registration Statement on Form N-1A (File No. 333-271700 and 811-23872)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 1 to its registration statement on Form N-1A (File Nos. 333-271700 and 811-23872) (the “Filing”). The Filing was submitted via EDGAR on January 24, 2024 (Accession No. 0001829126-24-000360) for the purpose of registering shares of eighteen proposed new series of the Trust (the “Funds”). The Trust is making this application for withdrawal of the Filing due to changes being made to the Prospectus and Statement of Additional Information as it relates to the names of the Funds. The Trust intends to file an updated Post-Effective Amendment to the Trust’s registration statement on Form N-1A pursuant to Rule 485A under the 1933 Act that includes these changes. No securities have been issued or sold by the Trust in connection with the Filing. The Trust respectfully submits that a withdrawal of the Filing is consistent with the public interest and the protection of investors.

If you have any questions concerning this application for withdrawal, please contact Tina H. Bloom of Practus, LLP, counsel for the Trust, at (513) 708-6391.

Sincerely,

/s/ Jose Gonzalez

Jose Gonzalez

President